QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No.             )*

The SCO Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

78403A106
(CUSIP Number)

Ralph James Yarro III
c/o The SCO Group, Inc.
355 South 520 West
Lindon, Utah 84042
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2005
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78403A106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph James Yarro, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power 5,621,885
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 5,621,885

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,621,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

        This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of The SCO Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 355 South 520 West, Lindon, Utah 84042.

Item 2. Identity and Background.

        (a)   Ralph J. Yarro

        (b)   Business Address: c/o The SCO Group, Inc., 355 South 520 West, Lindon, Utah 84042.

        (c)   Director of the Company

        (d)   Criminal Proceedings: None

        (e)   Civil Proceedings: None

        (f)    Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

        On March 11, 2005 Mr. Yarro acquired 5,492,834 shares of Common Stock pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") (the terms of which are hereby incorporated by reference), dated as of March 11, 2005 by and between The Canopy Group, Inc. ("The Canopy Group") and Mr. Yarro. Pursuant to the terms of the Stock Purchase Agreement, Mr. Yarro agreed to (i) the termination of that certain Shareholder Agreement dated November 8, 2000, by and among The Canopy Group, Mr. Yarro and the primary shareholders of The Canopy Group, and (ii) the transfer to The Canopy Group of certain shares of common stock of The Canopy Group held by Mr. Yarro.

Item 4. Purpose of Transaction.

        On March 11, 2005, Mr. Yarro and The Canopy Group entered into the Stock Purchase Agreement, pursuant to which Mr. Yarro acquired 5,492,834 shares of Common Stock of the Company in exchange for certain consideration described in Item 3 above and in the Stock Purchase Agreement (the terms of which are hereby incorporated by reference). Mr. Yarro acquired these shares for investment purposes.

        Mr. Yarro does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a)   Mr. Yarro is deemed the beneficial owner of 5,621,885 shares of Common Stock of the Company representing 31.4% of the Common Stock of the Company outstanding as of March 15, 2005. This number includes (i) 5,531,885 shares of Common Stock currently owned individually by Mr. Yarro, and (ii) 90,000 currently exercisable options.

        (b)   Mr. Yarro has sole voting power over 5,621,885 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 5,621,885 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

        (c)   Except as reported above in Item 3, Mr. Yarro has not effected any transactions in the Common Stock during the past 60 days.

        (d)   No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Yarro.

        (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information set forth under Items 3, 4 and 5 and the agreement set forth on the Exhibits attached hereto is incorporated herein by reference. As described in Item 3 above, pursuant to the Stock Purchase Agreement Mr. Yarro acquired 5,492,834 shares of Common Stock.

        Mr. Yarro holds options to purchase shares of Common Stock pursuant to the Company's stock option and incentive plans.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1. Stock Purchase Agreement, by and between Mr. Yarro and The Canopy Group, dated as of March 11, 2005.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2005

By:	/s/ RALPH J. YARRO
Name/Title: Ralph J. Yarro

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE